Exhibit 10.19

FIRST AMENDMENT TO PURCHASE AND SALE CONTRACT

THIS FIRST AMENDMENT TO PURCHASE AND SALE CONTRACT (this "First Amendment") is made and entered into this 13th day of June, 2006 (the "First Amendment Date"), by and between ORP TWO L.L.C., a Maryland limited liability company ("Seller"), and SUN SHIEL PROPERTIES II, LLC, an Indiana limited liability company ("Purchaser").

RECITALS:

WHEREAS, Seller and Purchaser entered into that certain Purchase and Sale Contract dated May 15, 2006 (the "Contract"), for certain real property situated in the County of Delaware, State of Indiana, and more specifically described in the Contract; and

WHEREAS, Seller and Purchaser desire to amend the Contract on the terms and conditions set forth below.

NOW, THEREFORE, in consideration of the mutual covenants set forth in the Contract and herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Seller and Purchaser agree to amend the Contract as follows:

AGREEMENT:

1.

 Expiration of Feasibility Period; Approval of the Property. The Feasibility Period under the Contract shall be deemed to have expired for all purposes under the Contract on the First Amendment Date. Purchaser hereby acknowledges and agrees that it has completed its review of the Property and hereby waives its right to further object (pursuant to Sections 3.2, 3.4.3, 3.5, 3.6, or 4.3 of the Contract or otherwise) to any matter concerning the physical condition of the Property, the Property Contracts, the Leases, the Miscellaneous Property Assets, the Title Documents, the Survey, or otherwise with respect to the Property. Purchaser is contemporaneously (no later than the First Amendment Date) providing its Property Contracts Notice pursuant to 3.6 of the Contract. Purchaser agrees that Seller has made all required deliveries required under the Contract (including, without limitation, the Materials, the Title Documents, and the Survey) and performed all of Seller's required obligations under the Contract through the First Amendment Date; provided, however, that Seller will deliver the updated Property Contracts information required under Section 7.1 of the Contract no later than June 16, 2006, and Purchaser may not object to the same and shall assume any new Property Contracts reflected thereby. Purchaser agrees that (a) Purchaser's right to terminate the Contract is irrevocably waived, (b) the Deposit (including the Initial Deposit and Additional Deposit to be delivered to Escrow Agent as required by the Contract) is non-refundable (except only as set forth in the Contract), and (c) Purchaser's obligation to purchase the Property is non-contingent and unconditional except only for satisfaction of the conditions expressly stated in Section 8.1 of the Contract.

2.

 Submittal of Request for Variance. Purchaser has requested that Seller approve the submittal of a request for variance to the Metropolitan Development Commission, Metropolitan Board of Zoning Appeals, Plat Committee, Hearing Officer of Marion County, Indiana (the "Board") requesting that the Board approve a variance to the current height restriction which is applicable to the Property (the "Requested Variance"). Seller approves the filing of the Requested Variance in the form attached hereto as Schedule 1 with the Board subject to the each of the following conditions, restrictions and limitations (all of which Purchaser hereby agrees to):

2.1

Any filing with the Board must be limited to the Requested Variance as to the height of permitted buildings on the Property and may not cover any other subject matter.

2.2

No filing may be made until Purchaser has delivered the Additional Deposit as required by Section 2.2.2 of the Contract.

2.3 Seller shall have the right to approve any additional proposed filings, in advance and in writing prior to submittal to the Board (or any other governmental office). Purchaser shall provide any proposed additional filings to Seller for review no later than 3 Business Days prior to submittal to the Board; such proposed additional filing shall be provided to Seller (in accordance with notice provisions of the Contract), as well as to Seller's local counsel, Phil Nicely. If Seller does not provide written notice of its approval of any additional proposed filings within the foregoing 3 Business Day period, then the such proposed filing shall be deemed rejected and may not be submitted to the Board (or any other governmental office).

2.4 Seller shall have the right to approve (in advance and in writing) any proposed conditions or other requirements imposed by the Board in exchange for granting the Requested Variance. Any such proposed conditions or other requirements must be submitted to Seller for review in the same manner as provided under Section 2.3, of this Amendment.

2.5 Notwithstanding the submittal of the Requested Variance and any approval thereof by the Board, unless Seller consents in Seller's sole and absolute discretion, Purchaser shall not be permitted to cause or allow encumbrance of the property in any way prior to Closing, including, without limitation, recordation of the Proposed Variance or any approval thereof.

2.6

Any Requested Variance also shall be subject any other reasonable limitations or requirements recommended by Seller's local counsel.

In connection with the foregoing, Seller agrees that it will execute and deliver, upon Purchaser's request, the Consent Form attached hereto as Schedule 2.

3.

General Provisions. The following provisions shall apply with respect to this First Amendment:

3.1

Except as modified herein, the Contract is in full force and effect and is hereby ratified by Purchaser and Seller.

3.2

Capitalized terms not defined herein shall have the same meaning as set forth in the Contract.

3.3

In the event of any conflict between the Contract and this First Amendment, the terms and conditions of this First Amendment shall control.

3.4 This First Amendment may be executed in counterparts, each of which (or any combination of which) when signed by all of the parties shall be deemed an original, but all of which when taken together shall constitute one agreement. Executed copies hereof may be delivered by telecopier and upon receipt shall be deemed originals and binding upon the parties hereto, and actual originals shall be promptly delivered thereafter.

NOW, THEREFORE, the parties hereto have executed this First Amendment as of the date first set forth above.

Seller:

ORP TWO L.L.C., a Maryland limited liability company

By: ORP CORPORATION II, a Maryland corporation, its managing member

By:  /s/Steven D. Cordes

    Steven D. Cordes

Senior Vice President

Purchaser:

                            SUN SHIEL PROPERTIES II, LLC,

                            an Indiana limited liability company

By:/s/Richard E. Hennessey

Name: Richard E. Hennessey

Title: Manager